UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933
For the year ended December 31, 2023

ELEVATE.MONEY REIT I, INC.
(Exact name of issuer as specified in the issuer’s charter)

Commission File Number: 024-11284

Maryland (State or other jurisdiction of incorporation or organization)	85-1856425 (I.R.S. Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA	92660
(Address of principal executive offices)	(Zip code)

(949) 606-9897
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

ELEVATE.MONEY REIT I, INC.

ANNUAL REPORT ON FORM 1-K

For the year ended December 31, 2023

i

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words such as “outlook,” “anticipate,” “believe,” “seek,” “estimate,” “expect,” “intend,” “continue,” “can,” “may,” “plan,” “potential,” “project,” “should,” “could,” “will,” “would” and similar expressions or statements and the negatives of those expressions or statements are intended to identify forward-looking statements. Such statements include, but are not limited to, any statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause our actual results or performance or achievements to differ materially from those projected or anticipated that we express or imply in this Annual Report. Therefore, such statements are not intended to be a guarantee of our performance in future periods.

The forward-looking statements in this Annual Report represent our management’s current expectations and assumptions based on information available as of the date of this Annual Report. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Readers should carefully review these risks, as well as the additional risks described in other documents we file from time-to-time with the Securities and Exchange Commission (“SEC”). In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speaks only as of the date of this Annual Report.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	Risks associated with inflation and its impact on real estate and financial markets;

•	Risks associated with global economic and political instability and conflicts, such as the Ukraine-Russia and Israel-Hamas wars;

•	Risks associated with recent and potential public health crises, pandemics, epidemics, and other infectious illness outbreaks that may arise in the future;

•	Risks of security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems, could adversely affect our business and results of operations;

•	Risks and uncertainties related to the national and local economies and the real estate industry in general and in our specific markets;

•	Rising interest and insurance rates;

•	Legislative or regulatory changes, including changes to laws governing tenant businesses, construction and real estate investment trusts;

•	Changes in government regulations over the operation of the businesses of our future tenants;

•	Our dependence upon our Advisor;

•	The financial condition and liquidity of, or disputes with, any joint venture partners;

•	Changes in U.S. generally accepted accounting principles (“GAAP”);

•	Potential liability for uninsured losses and environmental liabilities;

•	Potential need to fund improvements or other capital expenditures out of operating cash flow;

•	Failure to continue to qualify as a REIT;

•	Adverse legislative or regulatory tax changes;

•	Our limited operating history, and the prior performance of our real estate investments or real estate programs sponsored by us or our affiliates may not be indicative of our future results;

•	Our inability to attain or maintain profitability; and

•	Our failure to generate cash flows sufficient to meet our debt service obligations or pay any future dividends to stockholders.

PART II

ITEM 1. BUSINESS

The Company

Elevate.Money REIT I, Inc. (“we,” “us,” “our,” or the “Company”), formerly known as Escalate Wealth REIT I, Inc., is a Maryland corporation, incorporated on June 22, 2020, that qualified to be taxed as a real estate investment trust, or REIT, beginning with the taxable year ending December 31, 2022. We expect to primarily invest in commercial properties and investments that meet our acquisition criteria that include the following:

•	Quick service (fast food) restaurants, along with other casual dining concepts such as Starbucks, McDonalds, Burger King, El Pollo Loco, Chick-fil-A, Mod Pizza, Kentucky Fried Chicken, Chili’s, Applebee’s, Buffalo Wild Wings, Panera Bread, Olive Garden and BJ’s Restaurant;

•	Automatic car washes that are independent or part of chains and may or may not include a gas station component such as Mister Car Wash, Zips Car Wash and Quick Quack Car Wash; and

•	Convenience stores, which may or may not include a gas station component, such as Dollar General, Dollar Tree, Family Dollar, 7-Eleven, Circle K; Speedway; Casey’s; Murphy USA; ampm; Kwik Shop; Pilot; ExtraMile; Wawa; QuikTrip; Cumberland Farms; Sheetz; RaceTrac; and Kum & Go.

Our goal is to generate a relatively predictable and stable current stream of income for investors and the potential for long-term capital appreciation in the value of our properties. We may make our investments through the direct acquisition of individual assets, through joint venture or joint property ownership with related or third party property owners, or through acquisitions of equity interests in other REITs or real estate companies.

We plan to diversify our portfolio by geography, investment size and investment risk with the goal of acquiring a portfolio of income-producing properties and related real estate investments that provides attractive and stable returns to our stockholders. Our investment objectives and policies may be amended or changed at any time by our board of directors. Although we have no plans at this time to change any of our investment objectives, our board of directors may change any and all such investment objectives, if it believes such changes are in the best interests of our stockholders. We intend to notify our stockholders of any change to our investment policies by disclosing such changes in a public filing such as an Offering Circular supplement, or through a filing under the Exchange Act, as appropriate. We cannot assure you that our policies or investment objectives will be attained or that the value of our common stock will not decrease.

The Company is externally managed by Elevate.Money, Inc. (its “Advisor”). The Company and its Advisor have engaged Lalutosh Real Estate, LLC (“LRE”), a wholly-owned subsidiary of our Advisor, to provide real estate services including but not limited to brokerage and management.

Properties

As of the date of this Annual Report, the Company has completed the acquisition of two commercial investment properties. The first property was acquired on July 29, 2021, where the Company purchased a real estate property consisting of one building located on approximately 1.70 acres parcel of land with an aggregate net rentable space of approximately 8,320 square feet located in Fort Worth, Texas (the “Family Dollar Fort Worth Property”). The second property was acquired on July 28, 2022, where the company purchased a real estate property consisting of a Shell branded gas station and convenience store located on approximately .86 acre parcel of land with an aggregate net rentable retail convenience store space of approximately 3,233 square feet and 12 multi-product gas dispensers, located in Columbia, South Carolina (the “Shell Columbia Property”). Additional information about the purchase of this property is discussed below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The tenant of our Family Dollar Fort Worth Property is part of the public company Dollar Tree (NASDAQ: DLTR). In March 2024, Dollar Tree announced that it will be closing around 12% of its Family Dollar stores, including around 7% in the first 6 months of 2024 and another roughly 5% over the next several years at the expiration of underlying leases. As of the date of this Annual Report, Family Dollar operated by our tenant at our Family Dollar Fort Worth Property is open, operating, and not conducting reduced-price closing-soon sales.

The Company’s Family Dollar lease expires in June 2026. Under the lease, Family Dollar has multiple 5-year lease extension options, at its election. Based upon typical Family Dollar lease terms, most leases are 10 years with multiple 5-year renewal options. This leads to the estimate that roughly 3,000 Family Dollar leases will expire over the next three years, and that 15% or so of these leases will not be renewed.

Recent Developments

In October 2023, the Company chose not to renew its qualification of its Offering of Common Stock pursuant to Regulation A, pending a review of the Company's assets and liabilities in the context of calculating an updated Net Asset Value (NAV) per share. On November 17, 2023, the Company also announced the Company’s decision to temporarily pause the repurchase of the Company’s common stock. Our most recently qualified Offering Circular was filed with the SEC on August 19, 2022 (“Offering Circular”), and supplemented on September 22, 2022, November 23, 2022, and September 28, 2023.

Our NAV per share calculation is on pause, pending clarification, and hopeful confirmation, that the tenant of our Family Dollar Fort Worth Property will not close during the first 6 months of 2024. Note that we believe that Family Dollar will remain obligated to pay rent through the remainder of its current lease term (through June 2026) regardless if it ceases operations. However, the NAV per share calculation will be materially influenced by The tenant of our Family Dollar Fort Worth Property continuing, or ceasing, to operate at the Company’s the tenant of our Family Dollar Fort Worth Property location.

As previously disclosed, the Company’s board of directors has also decided to take a pause in the monthly declaration of dividends effective as of February 1, 2024.

REIT Status

We qualified to be taxed as a real estate investment trust, or REIT, beginning with the taxable year ending December 31, 2022. In general, a REIT is an entity that:

•	combines the capital of many investors to acquire or provide financing for real estate investments;

•	allows individual investors to invest in a professionally managed, large-scale, diversified portfolio of real estate assets;

•	pays dividends to investors of at least 90% of its annual REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain); and

•	avoids the “double taxation” treatment of income that normally results from investments in a corporation because a REIT is not generally subject to federal corporate income taxes on that portion of its income distributed to its stockholders, provided certain income tax requirements are satisfied.

However, under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), REITs are subject to numerous organizational and operational requirements. If we fail to qualify for taxation as a REIT in any year after electing REIT status, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Further information about the implications the Company’s REIT Status on the Company’s shares is available under the heading “U.S. Federal Income Tax Considerations” starting on page 70 of our Offering Circular.

Primary Investment Objectives

Our primary investment objectives are:

•	to provide you with attractive and stable cash distributions; and

•	to preserve and return your investment.

We will also seek to realize growth in the value of our investment by timing the sale of the properties to maximize asset value. We may return all or a portion of your investment in connection with the sale of the Company or the properties. Alternatively, you may be able to obtain a return of all or a portion of your investment in connection with the sale of your shares. Though we intend to make monthly distributions to our stockholders from funds from our operations, we may be unable or limited in our ability to make distributions to you. As previously disclosed, the Company’s board of directors has also decided to take a pause in the monthly declaration of dividends effective as of February 1, 2024.

While initial purchases of properties will be funded with funds received from the sale of shares, we anticipate incurring mortgage debt (not to exceed 60% of total Property Cost) and pledging such properties as security for that debt to obtain funds to acquire additional properties.

Investment Strategy

We will seek to acquire a high quality, well designed and well-located portfolio of properties and investments that meet our acquisition criteria that include quality single-tenant income-producing retail and commercial properties such as QSRs, CS, and ACW, and other investments.

Conversely, subject to appropriate market conditions, we may dispose of certain properties. We will continually assess all of our properties, the markets in which they are located and the communities that they serve, to determine if any dispositions are necessary or appropriate.

We cannot assure you that any of the properties we acquire will result in the benefits discussed above. See Risk Factors—Risks Related to Our Properties, Our Business and the Real Estate Industry in our Offering Circular.

General Acquisition and Investment Policies

We will seek to make investments that satisfy the primary investment objective of providing regular cash distributions to our stockholders. However, because a significant factor in the valuation of property is its potential for future appreciation and increased tenant rents, we anticipate that some properties we acquire may have the potential both for growth in value and for providing regular cash distributions to our stockholders.

Although this is our current focus, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forgo a good investment because it does not precisely fit our expected portfolio composition. We believe that we are most likely to meet our investment objectives through the careful selection of assets. When making an acquisition, we will emphasize the performance and risk characteristics of that investment, how that investment will fit with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives. Thus, to the extent that our Advisor presents us with what we believe to be good investment opportunities that allow us to meet the REIT requirements under the Internal Revenue Code, our portfolio composition may vary from what we initially expect. However, we will attempt to construct a portfolio that produces stable and attractive returns by spreading risk across different real estate investments.

Our Advisor has substantial discretion with respect to the selection of specific properties. However, acquisition parameters will be established by our board of directors and potential acquisitions outside of these parameters will require approval by our board of directors. In selecting a potential property for acquisition, we and our advisor consider a number of factors, including, but not limited to, the following:

•	tenant creditworthiness;

•	lease terms, including length of lease term, scope of landlord responsibilities, and frequency of contractual rental increases;

•	projected demand in the area;

•	a property’s geographic location and type;

•	proposed purchase price, terms and conditions;

•	historical financial performance;

•	a property’s physical location, visibility, curb appeal and access;

•	construction quality and condition;

•	potential for capital appreciation;

•	demographics of the area, neighborhood growth patterns, economic conditions, and local market conditions;

•	potential capital reserves required to maintain the property;

•	the potential for the construction of new properties in the area;

•	evaluation of title and obtaining of satisfactory title insurance; and

•	evaluation of any reasonable ascertainable risks such as environmental contamination.

There is no limitation on the number, size or type of properties that we may acquire or on the percentage of net offering proceeds that may be invested in any particular property type or single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition and the amount of proceeds of this offering. We expect to acquire properties valued at from $1 million to $3 million in the early years of our operations, in order to achieve diversity in our lease portfolio.

Our Borrowing Strategy and Policies

We may incur our indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties, and publicly or privately placed debt instruments or financing from institutional investors or other lenders. We may obtain a credit facility or separate loans for each acquisition. Our indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. We may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs or buildouts, to refinance existing indebtedness, to fund repurchases of our shares or to provide working capital. To the extent we borrow on a short-term basis, we may refinance such short-term debt into long-term, amortizing mortgages once a critical mass of properties has been acquired and to the extent such debt is available at terms that are favorable to the then in-place debt.

There is no limitation on the amount we can borrow for the purchase of any individual property. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets, and we intend to utilize up to 60% leverage in connection with our acquisition strategy. Our charter limits our borrowing to 75% of our net assets (equivalent to 60% of our total Property Cost) unless any excess borrowing is approved by a majority of our board of directors and is disclosed to our stockholders in our next periodic financial report, along with the justification for such excess. When calculating our use of leverage, we will not include temporary, unsecured borrowing for property acquisitions under a revolving credit facility (or similar agreement).

We may borrow amounts from our Advisor or its affiliates only if such loan is approved by a majority of our directors not otherwise interested in the transaction, as fair, competitive, commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in our charter regarding debt limits, we may re-evaluate and change our debt strategy and policies in the future without a stockholder vote. Factors that we could consider when re-evaluating or changing our debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to equity in connection with any change of our borrowing policies.

Unsecured Credit Facility

On March 21, 2021, we entered into a revolving unsecured line of credit facility with our Advisor to fund real property acquisitions. The Company intends to repay such facility with proceeds from the offering or mortgage proceeds secured by its real property holdings. As of December 31, 2023, there were no outstanding borrowings under the line of credit.

Acquisition Structure

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate properties that meet our investment criteria.

We will make acquisitions of our real estate investments directly or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons. We intend to present our financial statements on a consolidated basis. See Risk Factors—General Risks Related to Investments in Real Estate in our Offering Circular.

Real Property Investments

Our Advisor will be continually evaluating various potential property investments and engaging in discussions and negotiations with sellers regarding the purchase of properties for us. We expect that we will inform investors upon the signing of a purchase agreement for the acquisition of a specific property, but such announcement may occur before or after such signing or upon the satisfaction or expiration of major contingencies in any such purchase agreement, depending on the particular circumstances surrounding each potential investment. The disclosure of any proposed acquisition cannot be relied upon as an assurance that we will ultimately consummate such acquisition or that the information provided concerning the proposed acquisition will not change between the date of the supplement and any actual purchase. We expect to possess what we believe will be adequate insurance coverage for all properties in which we invest.

Conditions to Closing Acquisitions

Our Advisor performs a diligence review on each property that we purchase. As part of this review, our Advisor in most if not all cases of direct property acquisitions, obtains an environmental site assessment for each proposed acquisition (which at a minimum includes a Phase I environmental assessment). We will not close the purchase of any property unless we are generally satisfied with the environmental status of the property. We will also generally seek to condition our obligation to close the purchase of any investment on the delivery of certain documents from the seller. Such documents include, where available and appropriate:

•	property surveys and site audits;

•	building plans and specifications, if available;

•	soil reports, seismic studies, flood zone studies, if available;

•	licenses, permits, maps and governmental approvals;

•	historical financial statements and tax statement summaries of the properties;

•	proof of marketable title, subject to such liens and encumbrances as are acceptable to us; and

•	liability and title insurance policies.

Co-Ownership Investments

We may acquire some of our properties in the form of a co-ownership, including but not limited to tenants-in-common and joint ventures, some of which may be entered into with future affiliates of our advisor. See Conflicts of Interest. Among other reasons, we may want to acquire properties through a co-ownership structure with third parties or affiliates in order to diversify our portfolio of properties in terms of geographic region or property type. Co-ownership structures may also allow us to acquire an interest in a property without requiring that we fund the entire purchase price or through the exchange for an interest in our existing properties. In addition, certain properties may be available to us only through co-ownership structures. In determining whether to recommend a particular co-ownership structure, our Advisor will evaluate the subject real property under the same criteria described elsewhere in this Annual Report and in this Offering Circular.

We may enter into joint ventures with affiliates of our Advisor for the acquisition of properties, but only provided that:

•	a majority of our directors not otherwise interested in the transaction approve the transaction as being fair and reasonable to us; and

•	the investments by us and such affiliate are on substantially the same terms and conditions.

To the extent possible and if approved by our board of directors we will attempt to obtain a right of first refusal or option to buy the property held by the co-ownership structure and allow such co-owners to exchange their interest for interests in our other properties. Entering into joint ventures with affiliates of our Advisor will result in certain conflicts of interest. See “Conflicts of Interest” in our Offering Circular.

Legal Proceedings

From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Government Regulations

Our business will be subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently. See “Risks Related to Compliance and Regulation” in our Offering Circular.

Disposition Policies

We generally intend to hold each property we acquire for an extended period. However, we may sell a property at any time if, in our judgment, the sale of the property is in the best interests of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and considerations specific to the condition, value and financial performance of the property. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale.

We may sell assets to third parties or to affiliates of our Advisor. All transactions between us and our advisor and its affiliates must be approved by a majority of our board of directors.

Certain Activities

In addition to the limitations discussed above, while the Company does not have any specific policies in place with respect to the following activities, it does not currently have any intention to:

•	Issue senior securities;

•	Make loans to other people;

•	Invest in the securities of other issuers for the purpose of exercising control; or

•	Offer securities in exchange for property.

The Company’s intentions with respect to these activities however may be changed by its officers and directors without a vote of the shareholders. If the Company’s intentions change with respect to these activities, the Company will update this Offering Circular through the filing of a supplement.

Employees

As of December 31, 2023, we had no personnel employed by us. All executive personnel acting on our behalf are employees of our Advisor.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” starting on page 8 of our Offering Circular which may be accessed here. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common stock.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Elevate.Money REIT I, Inc. (the “Company”) was incorporated on June 22, 2020 but had no revenues from operations from June 22, 2020 (inception) through July 29, 2021, when the Company acquired its first property. Organization and offering expenses incurred in 2022 and through December 31, 2023 were partially paid by our Advisor.

The Company was formed to own and operate single tenant retail and commercial properties. The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash dividends and generating capital appreciation.

The net book value of our real estate investments as of December 31, 2023 was $3,825,317.

Results of Operations

Revenue.  The Company had $312,769 in revenue for the year ended December 31, 2023 and $270,793 in revenue for the year ended December 31, 2022. The Company acquired its first income producing property, a Family Dollar Store in Fort Worth, Texas in July 2021. The Company acquired its second income producing property, a Shell branded gas station and convenience store in Columbia, South Carolina in July 2022. Revenue in 2023 was comprised of rental income and common area reimbursements related to the Family Dollar Store in Fort Worth, Texas (the “Family Dollar Fort Worth Property”) and the Shell branded gas station and convenience store in Columbia, South Carolina (the “Shell Columbia Property”).

Expenses. During the years ended December 31, 2023 and 2022, the Company recognized $672,609 and $541,449 of total operating cost, respectively.

The largest component of these increases were represented by:

•	General and administrative expense increased from $203,289 in 2022 to $368,673 in 2023.

•	Management fees paid to related parties increased from $27,951 in 2022 to $39,083 in 2023.

•	Depreciation and amortization expense increased from $92,659 in 2022 to $152,889 in 2023.

These increases were offset by decreases in property tax, from $59,686 in 2022 to $27,656 in 2023, and interest expense from $157,864 in 2022 to $84,308 in 2023.

Net loss. The Net loss for the years ended December 31, 2023 and 2022 were $359,840 and $270,656, respectively.

Funds from Operations and Adjusted Funds from Operations

The Company qualified as a REIT commencing with the year ended December 31, 2022. In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts (“Nareit”) promulgated a non-GAAP measure known as Funds from Operations (“FFO”). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships, joint ventures, preferred dividends and real estate impairments. Because FFO calculations adjust for such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current Nareit definition or may interpret the current Nareit definition differently than we do, making comparisons less meaningful.

Additionally, we use Adjusted Funds from Operations (“AFFO”) as a non-GAAP financial measure to evaluate our operating performance. AFFO excludes non-routine and certain non-cash items such as revenues in excess of cash received, amortization of stock-based compensation, deferred rent, amortization of in-place lease valuation intangibles, acquisition-related costs, deferred financing fees, gain or loss from the extinguishment of debt, unrealized gains (losses) on derivative instruments, write-offs of transaction costs and other one-time transactions.

We also believe that AFFO is a recognized measure of sustainable operating performance of the REIT industry. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies.

Management believes that AFFO is a beneficial indicator of our ongoing portfolio performance and ability to sustain our current dividend level. More specifically, AFFO isolates the financial results of our operations. AFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, AFFO for the period presented may not be indicative of future results or our future ability to pay our dividends. By providing FFO and AFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities.

For all of these reasons, we believe the non-GAAP measures of FFO and AFFO, in addition to income (loss) from operations, net income (loss) and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and AFFO is that they are not indicative of our cash available to fund dividends since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and AFFO. AFFO is useful in assisting management and investors in assessing our ongoing ability to generate cash flow from operations and continue as a going concern in future operating periods. However, FFO and AFFO are not useful measures in evaluating Net Asset Value (“NAV”) because impairments are taken into account in determining NAV but not in determining FFO and AFFO. Therefore, FFO and AFFO should not be viewed as a more prominent measure of performance than income (loss) from operations, net income (loss) or cash flows from operating activities and each should be reviewed in connection with GAAP measurements.

Neither the SEC, Nareit, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate AFFO and its use as a non-GAAP performance measure. In the future, the SEC or Nareit may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

The following are the calculations of FFO and AFFO for the years ended December 31, 2023 and December 31, 2022:

	2023	2022
Net loss attributable to common stockholders (in accordance with GAAP)	$(359,840)	$(270,656)
FFO adjustments:
Add: Depreciation and amortization	152,889	92,659
AFFO adjustments:
Add: Amortization of deferred financing costs	21,089	28,499
AFFO	$(185,862)	$(149,498)

Weighted average shares outstanding – basic and fully diluted	211,118	122,879

AFFO Per Share:
Basic and Fully Diluted	$(0.88)	$(1.22)

Liquidity and Capital Resources

Generally, our cash requirement for property acquisitions, debt payments and refinancings, capital expenditures and other investments will be funded by bank borrowings from financial institutions, mortgage indebtedness on our properties, assets sales and internally generated funds or offerings of shares of common stock. Our cash requirements for operating and interest expenses and dividends of our common stock and distributions on our common stock will be funded by internally generated funds or funds from the Advisor.

As of December 31, 2023, the Company had total assets of $4,014,572, which included $109,861 of cash and $72,931 of rents and other receivables.

We also have a revolving line of credit for the purchase of real property with our Advisor, which allows for a maximum principal balance of $1,000,000 and bears interest at 6%. The Advisor waived its rights to interest on the line of credit through December 31, 2023. The maturity date on this revolving line of credit was March 11, 2024 and was terminated on March 11, 2024. The Company repaid $122,102 of the advances under the line of credit during 2023, leaving a balance outstanding of $0 at December 31, 2023.

Organization and offering expenses incurred in 2023 and 2022 were accrued by our Advisor. The Company accrued $39,083 and $36,060 of offering expenses, during the years ended December 31, 2023 and, 2022, respectively. For the year ended December 31, 2023, the Company accrued $200,011 with respect to reimbursements owed to Advisor for the period.

Securities Updates

As of December 31, 2022, the Company had raised $1,872,134 in gross offering proceeds, and as of December 31, 2023 the Company had raised $2,234,184 in gross offering proceeds from the sale of common stock and used the proceeds received to purchase two investment properties; the Family Dollar Fort Worth Property in July 2021 and the Shell Columbia Property in July 2022.

In October 2023, the Company chose not to renew its qualification of its Offering of Common Stock pursuant to Regulation A, pending a review of the Company's assets and liabilities in the context of calculating an updated Net Asset Value (NAV) per share. On November 17, 2023, the Company also announced the Company’s decision to temporarily pause the repurchase of the Company’s common stock and effective February 1, 2024, the Company’s board of directors has also decided to take a pause in the monthly declaration of dividends effective as of February 1, 2024.

Family Dollar Fort Worth Property

The Family Dollar Fort Worth Property is 100% leased to Family Dollar, a leading national discount retailer, which is owned by Dollar Tree, Inc. (NASDAQ: DLTR). The property’s double-net lease expires on June 30, 2026. Family Dollar has four additional 5-year renewal options pursuant to the lease. The Family Dollar Fort Worth Property is expected to generate $350,090 in total revenue from January 1, 2024 through June 30, 2026, and $3,574,475 over the course of the remaining four additional options, if exercised. The Family Dollar Fort Worth Property has generated $339,175 in revenue from July 1, 2021 through December 31, 2023.

The contract purchase price for the Family Dollar Fort Worth Property was $2,000,000, exclusive of closing costs. The Company paid the purchase price through a combination of a $1,340,000 mortgage loan from Dew Claw, LLC, an unaffiliated lender, and $867,602 borrowed under the Company’s revolving line of credit from our Advisor. The Dew Claw, LLC mortgage loan provided 12-month financing at a fixed rate of 8% with twelve months of interest only payments, and was personally guaranteed by Harold Hofer, the current acting interim Chief Executive Officer of the Company and the current CEO of the Company’s Advisor, Elevate.Money, Inc. In April 2022, the Company refinanced the $1,340,000 mortgage note payable from Dew Claw, LLC with a new $1,200,000 loan originated by Pacific Premier Bank, an unaffiliated commercial lender. The new mortgage is secured by the Family Dollar Fort Worth Property, has a 10-year term, bears interest initially at 3.95% fixed for five years, amortizes over 25 years and after the initial 5 years the interest rate becomes variable, based on a specified index, and has the option to be prepaid by the borrower after the initial 5 year period without a prepayment penalty as stated in the loan agreement. The loan is also personally guaranteed by Mr. Hofer.

The tenant of our Family Dollar Fort Worth Property is part of the public company Dollar Tree (NASDAQ: DLTR). In March 2024, Dollar Tree announced that it will be closing around 12% of its Family Dollar stores, including around 7% in the first 6 months of 2024 and another roughly 5% over the next several years at the expiration of underlying leases. As of the date of this Annual Report, Family Dollar operated by our tenant at our Family Dollar Fort Worth Property is open, operating, and not conducting reduced-price closing-soon sales.

The Company’s Family Dollar lease expires in June 2026. Under the lease, Family Dollar has multiple 5-year lease extension options, at its election. Based upon typical Family Dollar lease terms, most leases are 10 years with multiple 5-year renewal options. This leads to the estimate that roughly 3,000 Family Dollar leases will expire over the next three years, and that 15% or so of these leases will not be renewed.

Shell Columbia Property

The Shell Columbia Property is 100% leased to Pops Mart Fuels, LLC, a seasoned owner/operator with 24 Shell branded gas stations and convenience stores, headquartered and operated in the metro Columbia, South Carolina market. The Shell Columbia Property’s triple net lease expires on July 31, 2042. Pops Mart Fuels, LLC has four additional 5-year renewal options pursuant to the lease. The Shell Columbia Property is expected to generate $2,462,706 in total revenue from January 1, 2024 through July 31, 2042, and $3,633,535 over the course of the remaining four options, if exercised. The Family Dollar Fort Worth Property has generated $192,662 in revenue from August 1, 2022 through December 31, 2023.

The contract purchase price for the Shell branded gas station and convenience store was $1,908,000, exclusive of closing costs. The Company paid the purchase price through a combination of a $1,360,000 mortgage loan from Dew Claw, LLC, an unaffiliated lender, a personal loan of $185,000 from Mr. Hofer and the balance coming from securities sold to stockholders. The Dew Claw, LLC mortgage loan provided 12-month financings at a fixed rate of 7.0% per annum, and had an exit fee equal to 0.125% of the loan balance for each month that the bridge loan was outstanding. Effective November 18, 2022, the Company, through 2EM ST ANDREWS RD SC, LLC, a wholly-owned special purpose entity formed solely for purposes of purchasing the Shell Columbia Property, refinanced the bridge loan with a 5-year term loan from Truliant Federal Credit Union, an unaffiliated commercial lender, in the amount of $1,240,000 (the “Term Loan”). The Term Loan, which is guaranteed by Mr. Hofer, bears interest at a fixed rate of 5.50% per annum, payable monthly, with a 25 year amortization schedule.

Cash Flows from Operating Activities

The cash used by operating activities of $73,428 for the year ended December 31, 2023 primarily reflects adjustments to our net loss of $359,840 to exclude net no-cash charges of $138,220 related to depreciation and amortization, and deferred rent. The cash provided by operations was offset in part by cash used to fund changes in operating assets and liabilities of $148,192 during the year ended December 31, 2023 primarily due to increase in rent receivables, funds from related parties, accounts payable and accrued liabilities and changes in deferred revenue and a decrease in prepaid expenses and other assets.

The cash provided by operating activities of $31,156 for the year ended December 31, 2022 primarily reflects adjustments to our net loss of $270,656 to exclude net no-cash charges of $113,566 related to depreciation and amortization, and deferred rent. The cash provided by operations was offset in part by cash used to fund changes in operating assets and liabilities of $188,246 during the year ended December 31, 2022 primarily due to increase in rent receivables, funds from related parties, accounts payable and accrued liabilities and changes in deferred revenue and a decrease in prepaid expenses and other assets.

Cash Flows from Investing Activities

For the years ended December 31, 2023 and 2022, net cash used in investment activities for the acquisition of real estate investments was $0, and $1,985,466, respectively.

Cash Flows from Financing Activities

Net cash provided by financing activities was $162,802 for the year ended December 31, 2023 and consisted primarily of the following cash outflows:

•	$122,102 of repayments of line of credit to Advisor;

•	$52,680 of deferred financing cost payments;

•	$135,926 of dividends paid to common stockholders;

•	$12,418 for payments of offering costs related to issuance of common stock; and

•	$323,308 used for repurchases common stock.

These uses were partially offset by:

•	$809,268 from proceeds from issuance of common stock.

Net cash provided by financing activities was $1,908,199 for the year ended December 31, 2022 and consisted primarily of the following cash outflows:

•	$616,500 of repayments of line of credit to Advisor;

•	$18,808 of repayments of mortgage note payable to Pacific Premier Bank;

•	$1,340,000 of repayments of mortgage note payable to Dew Claw, LLC;

•	$1,766 of repayments of mortgage note payable to Truliant Federal Credit Union;

•	$105,441 of deferred financing cost payments;

•	$14,924 of dividends paid to common stockholders;

•	$53,801 for payments of offering costs related to issuance of common stock; and

•	$119,515 used for repurchases common stock.

These uses were partially offset by:

•	$403,000 of proceeds from draw on unsecured line of credit from related party;

•	$1,200,000 from mortgage note payable with Pacific Premier Bank;

•	$1,240,000 from Truliant Federal Credit Union mortgage note payable; and

•	$1,335,954 from proceeds from issuance of common stock.

For further information regarding liquidity and capital resources, please see Statement of Cash Flows in the financial statements included in this Annual Report on Form 1-K (“Annual Report”).

Off-Balance Sheet Arrangements

As of December 31, 2023, we had no off-balance sheet arrangements.

Going Concern

The Company has experienced a history of net losses and had an accumulated deficit of $(884,328) as of December 31, 2023 which raises substantial doubt about the Company’s ability to continue as a going concern. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our costs of operations and/or upon obtaining additional financing.

Critical Accounting Policies

For further information regarding critical accounting policies on revenue recognition, investment in real estate and income tax, see Note 2 to the financial statements included in this Annual Report.

Related Party Arrangements

For further information regarding related party arrangements, please see Note 8 to the financial statements included in this Annual Report.

Inflation and Interest Rate Fluctuations

During the year ended December 31, 2023, global markets experienced significant volatility, driven by concerns over persistent inflation, rising interest rates, slowing economic growth and geopolitical uncertainty. Inflation persisted at multi-decade highs in many major economies around the world, prompting central banks to pursue monetary policy tightening actions that are likely to continue to create headwinds to economic growth.

Inflation remains elevated and has caused the Federal Reserve to raise interest rates through 2023. We borrow funds at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt, unless such instruments mature or are otherwise terminated. Conversely, movements in interest rates on our variable rate debt would change our future earnings and cash flows, but not significantly affect the fair value of those instruments. In addition, any adverse changes, such as those experienced in 2023 as a result of rising interest rates, in the global credit markets could make it more difficult for us to obtain favorable financing. Our ability to generate attractive investment returns for our shareholders will be adversely affected to the extent we must pay increased interest rates on our current financing and/or are unable to obtain favorable financing terms. If we are unable to obtain favorable financing terms, we may not be able to adequately leverage our portfolio, may face increased financing expenses or may face increased restrictions on our investment activities, any of which would negatively impact our performance.

Furthermore, inflation and fluctuations in interest rates have created further uncertainty for the economy and for our stockholders. Additionally, rising interest rates, increasing costs and supply chain issues may continue to dampen consumer spending and slow corporate profit growth, which may negatively impact equity values.

ITEM 3. DIRECTORS AND OFFICERS

Information about our Directors and Officers

Below is certain information about our current executive officers and directors:

Effective September 19, 2023, David Perduk, the Company’s former Chief Executive Officer resigned from all officer and director positions at the Company. Effective September 18, 2023, Jean Ho resigned from all officer and director positions at the Company. The Company appointed Harold Hoffer as the acting interim Chief Executive Officer prior to the appointment of Renee Ludwig as Chief Executive Officer as of December 15, 2023. Effective as of March 15, 2024, Ms. Ludwig, age 37, resigned from her position as Chief Executive Officer. The Company’s Board of Directors is currently considering who to name as Ms. Ludwig’s permanent replacement.

Name(1)	Age(2)	Positions	Term of Office(3)
Harold Hofer	68	Acting Interim Chief Executive Officer	June 22, 2020 – September 15, 2022; September 18, 2023- December 15, 2023; March 15, 2024 – present
Shital Patel (4)	43	Chief Financial Officer	February 28, 2023

Vipe Desai	56	Independent Director (5)	February 23, 2021
Jeffrey Cyr	64	Independent Director (5)	February 23, 2021

(1)       The address of each executive officer and director listed is 4600 Campus Drive, Suite 201, Newport Beach, California 92660.

(2)       As of January 1, 2024.

(3)       Indicates the commencement date of the executive officer’s or director’s service with us.

(4)       Ms. Patel is engaged by the Advisor on a consulting basis for approximately 10 hours per week. Our Advisor allocates the time of our executive officers to the Company on an as-needed basis.

(5)       Member of our Conflicts Committee.

Mr. Harold Hofer.  Mr. Hofer is a principal of our Advisor and has served on our Board of Directors and as our Chief Executive Officer at various times since our inception. He was re-appointed as a director and Acting Interim Chief Executive Officer after the unexpected resignation of our previous Chief Executive Officer, Ms. Ludwig in March of 2024. Mr. Hofer owns a substantial equity interest in our Advisor. Mr. Hofer has been a lawyer since 1980 and is an inactive member of the California State Bar. Mr. Hofer is a principal in a private investment fund known as REIT Opportunity Capital Advisors, or “ROCA”, which invests in the listed stocks of public REITs. He has participated in real estate transactions, as a principal and as a broker, valued in excess of $2 billion in his 30-year real estate career. Mr. Hofer has extensive underwriting, acquisition and management experience, and has asset managed multi-hundred million-dollar portfolios of owned properties.

Ms. Shital Patel. Ms. Patel joined the company in February 2023 as its Chief Financial Officer. Ms. Patel has extensive experience in corporate finance and business strategies and has served more than 50 technology organizations over the past 20 years. Ms. Patel currently also serves Sriji Financial Services as a Chief Financial Officer. Prior to Sriji Financial Services, she was the Chief Financial Officer of Pivotus Ventures where she led the organization through a turn-around strategy which resulted in an acquisition of the organization. She has also served as Chief Financial Officer to Nobody Studios, a venture studio and Freespira, a behavior health organization, to name a few. Mrs. Patel graduated from California State University, Fullerton with a Bachelors in Speech Communications.

Mr. Vipe Desai. Vipe Desai has served as an independent director since February 23, 2021 and as a member of the conflicts committee of the Board of Directors since March 12, 2021. Mr. Desai has extensive knowledge and understanding of marketing and branding. Mr. Desai has spent the majority of his professional career in the action sports industries. From 1993 to 1998, Mr. Desai owned and operated H2O Surf and Snowboard Shop in Orange County, CA. This professional experience exposed Mr. Desai to action sports industries and provided him with valuable knowledge regarding marketing and brand awareness vis-à-vis action sports enthusiasts and youth culture. In 2000, Mr. Desai founded Propaganda HQ (“PHQ”), a youth brand consulting agency which assists its clients in developing brand strategies, event production, social media marketing and digital marketing. PHQ’s clients included Red Bull, Monster Energy, DaimlerChrysler, Surfrider Foundation, Billabong, DaKine, Electric Eyewear, Nixon Watches, O’Neill, Reef, HBO, and Ball Park Franks. From 2009 to 2010, Mr. Desai also held senior marketing positions with Monster Energy and TransWorld Media. While at Monster Energy, Mr. Desai was responsible for sponsored athlete relations, events and brand partnerships worldwide. In 2011, Mr. Desai launched HDX Hydration Mix, an environmentally friendly sports drink mix. Mr. Desai is a current or past board member of various charitable organizations, including Ocean Champions, Lonely Whale, Skateistan, SIMA Humanitarian Fund, Rob Dyrdek Foundation, Surfrider Foundation, and Life Rolls On. Mr. Desai brings a unique perspective on the “branding” of our REIT’s investment products, including web site design, public relations and marketing. He is a graduate of Point Loma Nazarene University. Mr. Desai is a former independent director of RW Holdings NNN REIT, Inc. and BRIX REIT, Inc., and a former independent trust manager of Rich Uncles Real Estate Investment Trust I. Our Board of Directors has concluded that Mr. Desai is qualified to serve as an independent director by reason of his extensive prior REIT directorships and business experience.

Mr. Jeffrey Cyr. Jeffrey Cyr has served as an independent director since February 23, 2021 and as a member of the conflicts committee of the Board of Directors since March 12, 2021. Mr. Cyr has spent the majority of his career in the commercial real estate industry. From 1988 to 2008, he served as Vice President, Partner with the world’s leading commercial brokerage company, CB Richard Ellis, and from 2009 to present he served as an independent advisor, broker and manager to some of the nation’s largest and most respected landlords and to Fortune 500 owner/users. Mr. Cyr is highly regarded for his strategic solutions, experience and execution expertise with direct involvement to more than 1,000 lease and sale transactions as broker and principal with value in excess of $1 billion over his 29 year real estate career. He has extensive acquisition, disposition, leasing, marketing and underwriting experience that can assist, guide and fiduciary troubleshoot for REIT stakeholders. A 1985 San Diego State University (SDSU) Finance graduate, Mr. Cyr is a guest lecturer to SDSU business school students and an active SDSU business school mentor. He has been a local charitable real estate advisor and board member to Southern California charities including the Lakewood YMCA and Greater Long Beach YMCA - Camp Oakes benefiting local and regional children and their families. Mr. Cyr is also an independent director of BRIX REIT, Inc. Our Board of Directors has concluded that Mr. Cyr is qualified to serve as an independent director by reason of his expertise with real estate-related investments.

Compensation of Directors and Executive Officers

None of our executive officers will receive any compensation from the Company, but instead receive compensation for services provided to us through their employment or engagement with our Advisor. Further information about the compensation paid to the Company’s Advisor is described under the heading “External Management” starting on page 44 and “Compensation” starting on page 47 of our Offering Circular, which may be accessed here. The Company will not reimburse our Advisor for its expenses in compensating our executive officers.

In 2021, the Company paid an asset management fee in the amount of $24,538 to the Advisor, and paid an acquisition fee in the amount of $60,000 to LRE. For the years ended December 31, 2023 and 2022, the Company paid the Advisor and LRE management fees for an aggregate amount of approximately $39,083 (approximately $19,542 each) and $27,951 (approximately $13,975 each), respectively. For the year ended December 31, 2022, the Company also paid LRE $15,142 in connection with the post-acquisition financing or refinancing of any debt that the Company obtained relative to properties, representing 1% of the amount of such financing. During the year ended December 31, 2023, the Company owed the Advisor reimbursements totaling $200,011 which included audit fees, SEC report filing costs, tax return fees and other administrative expenses. Such reimbursements were accrued and not paid during the year ended December 31, 2023. During the year ended December 31, 2022, $172,233 were accrued for such expenses.

In 2023, we paid $5,000 per quarter in shares of our common stock to our independent directors, as well as Jean Ho, our former Secretary and former non-independent director. As a result, in 2023, we incurred $45,000 in compensation expense with respect to our directors as a group, who consisted of Vipe Desai, Jefferey Cyr, and Jean Ho (until September 2023). The shares to be issued to directors will be restricted securities issued in private transactions in reliance on an exemption from the registration requirements of the Securities Act under Section 4(a)(2) thereof, and we have not agreed to file a registration statement with respect to registration of the shares issued to the independent directors. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

As of December 31, 2023, each executive officer and director that beneficially owns more than 10% of the Company’s voting securities; all executive officers and directors as a group; and any other security holder who beneficially owns more than 10% of any class of the issuer’s voting securities as such beneficial ownership would be calculated if the issuer were subject to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, were as follows:

Name(1)	Amount and Nature of Beneficial Ownership	Percent of Class**
Officers and Directors:

All executive officers and directors as a group*	16,582.253 shares of common stock	7.1953%
Beneficial Owners:
Wirta Family Trust	25,724.313 shares of common stock	11.1622%

*	Consisting of: 10,041.4 shares held by Harold Hofer, 21.9 shares held by Renee Ludwig, 3,310.14 shares held by Vipe Desai, 3,230.7 shares held by Jeff Cyr, and 160.0 shares held by Shital Patel, who constituted all the executive officers and directors as of December 31, 2023. Renee Ludwig resigned as Chief Executive Officer effective March 15, 2024.

**	Based on 230,458.8 shares outstanding as of December 31, 2023.

(1)	The address for all directors, executive officers and beneficial owners listed above is 4600 Campus Drive, Suite 201, Newport Beach, CA 92660.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

See “Note 8—Other Related Party Transactions” set forth in “Item 7—Financial Statements” below for a discussion of related party transactions.

ITEM 6. OTHER INFORMATION

On March 15, 2024, Renee Ludwig, the Chief Executive Officer, resigned from the Company. The Company’s Board of Directors is currently considering who to name as Ms. Ludwig’s permanent replacement. Mr. Harold Hofer has stepped in as the Acting Interim Chief Executive Officer. Mr. Hofer is also employed by our Advisor as the Chief Executive officer and has stock options in our Advisor.

ITEM 7. FINANCIAL STATEMENTS

ELEVATE.MONEY REIT I, INC.

Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of
    Elevate.Money REIT I, Inc.

Newport Beach, California

Opinion

We have audited the financial statements of Elevate.Money REIT I, Inc. (“the Company”) (a Maryland corporation), which comprise the balance sheet as of December 31, 2023 and the related statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Elevate.Money REIT I, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Elevate.Money REIT I, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is dependent on adequate revenues and/or financing to sustain operations for the next twelve months and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Elevate.Money REIT I, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Elevate.Money REIT I, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Elevate.Money REIT I, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

June 18, 2024

ELEVATE.MONEY REIT I, INC.
Balance Sheets

	December 31, 2023	December 31, 2022
ASSETS
Investments in real estate
Land	$1,225,588	$1,225,588
Building	2,154,561	2,154,561
Tenant improvements and other capitalized costs	698,041	698,041
Total investments in real estate	4,078,190	4,078,190
Accumulated depreciation and amortization	(252,873)	(121,073)
Total investments in real estate, net	3,825,317	3,957,117

Cash and cash equivalents	31,784	20,487
Marketable securities	78,077	-
Rents and other receivables	72,931	73,716
Prepaid expenses and other assets	6,463	11,668
Total Assets	$4,014,572	$4,062,988

LIABILITIES
Mortgage notes payable, net	$2,288,806	$2,320,397
Accounts payable and accrued liabilities	194,880	83,455
Deferred revenue	-	11,670
Due to related party	200,011	172,233
Unsecured line of credit – related party	-	122,102
Total Liabilities	2,683,697	2,709,857

Commitments and contingencies (Note 9)

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 5,000,000 shares authorized, 274,885 and 193,958 issued and outstanding as of December 31, 2023 and 2022, respectively	2,748	1,939
Common stock subscribed	-	-
Additional paid-in-capital, net	2,656,713	1,860,672
Cumulative dividends and net losses	(884,328)	(388,562)
Treasury Stock, 44,426 shares at December 31, 2023 and 12,092 shares at December 31, 2022, respectively	(444,258)	(120,918)
Total Stockholders’ Equity	1,317,615	1,353,131

Total Liabilities and Stockholders’ Equity	$4,014,572	$4,062,988

The accompanying notes are an integral part of these financial statements.

ELEVATE.MONEY REIT I, INC.
Statements of Operations

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022
REVENUE

Rental income	$312,769	$270,793

EXPENSES

General and administrative	368,673	203,289
Interest Expense, Net of Interest Income and Dividends	84,308	157,864
Depreciation and amortization	152,889	92,659
Property taxes	27,656	59,686
Management fees paid to related parties	39,083	27,951
Total Expenses	672,609	541,449

Net Loss	$(359,840)	$(270,656)

Net loss per share, basic and diluted	$(1.70)	$(2.20)
Weighted average number of common shares outstanding, basic and diluted	211,118	122,879

The accompanying notes are an integral part of these financial statements.

ELEVATE.MONEY REIT I, Inc.
Statements of Stockholders’ Equity
For the Year Ended December 31, 2023 and 2022

					Additional	Cumulative			Total
	Common Stock		Common Stock Subscribed		Paid-in-	Dividends and	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Capital	Net Losses	Shares	Amount	Equity
Balance, December 31, 2021	54,340	$543	11,495	114,952	$519,683	$(42,750)	(140)	$(1,403)	$591,025
Issuance of common stock	133,595	1,336	(11,495)	(114,952)	1,334,618	-	-	-	1,221,002
Offering costs	-	-	-	-	(53,801)	-	-	-	(53,801)
Dividends declared	-	-	-	-	-	(75,156)	-	-	(75,156)
Dividends reinvested	6,023	60	-	-	60,172	-	-	-	60,232
Repurchases of common stock	-	-	-	-	-	-	(11,952)	(119,515)	(119,515)
Net loss	-	-	-	-	-	(270,656)	-	-	(270,656)
Balance, December 31, 2022	193,958	$1,939	-	-	$1,860,672	$(388,562)	(12,092)	$(120,918)	$1,353,131
Issuance of common stock	70,046	700	-	-	699,758	-	-	-	700,458
Offering costs	-	-	-	-	(12,418)	-	-	-	(12,418)
Dividends declared	-	-	-	-	-	(135,926)	-	-	(135,926)
Dividends reinvested	10,881	109	-	-	108,701	-	-	-	108,810
Repurchases of common stock	-	-	-	-	-	-	(32,334)	(323,340)	(323,340)
Net loss	-	-	-	-	-	(359,840)	-	-	(359,840)
Balance, December 31, 2023	274,885	$2,748	-	-	$2,656,713	$(884,328)	(44,426)	$(444,258)	$1,330,875

The accompanying notes are an integral part of these financial statements.

ELEVATE.MONEY REIT I, Inc.
Statements of Cash Flows

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022
Cash Flows from Operating Activities
Net loss	$(359,840)	$(270,656)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	131,800	92,659
Deferred rent	(14,669)	(7,592)
Amortization of deferred financing costs	21,089	28,499
Changes in operating assets and liabilities:
Changes in rents and other receivables	15,454	(20,670)
Changes in prepaid expenses and other assets	5,205	(2,864)
Changes in due to related party	27,778	172,233
Changes in accounts payable and accrued liabilities	111,425	27,877
Changes in deferred revenue	(11,670)	11,670
Net cash (used in) provided by operating activities	(73,428)	31,156

Cash Flows from Investing Activities
Acquisition of real estate investments	-	(1,985,466)
Purchase of marketable securities	(78,077)	-
Net cash used in investing activities	(78,077)	(1,985,466)

Cash Flows from Financing Activities
Proceeds from draw on unsecured line of credit from related party	-	403,000
Repayments on line of credit to related party	(122,102)	(616,500)
Proceeds from mortgage note payable with Pacific Premier Bank	-	1,200,000
Payments of mortgage note payable to Pacific Premier Bank	-	(18,808)
Payments of mortgage note payable to Dew Claw, LLC	-	(1,340,000)
Proceeds from Truliant Federal Credit Union mortgage note payable	-	1,240,000
Payments of Truliant Federal Credit Union mortgage note payable	-	(1,766)
Payments of deferred financing costs	(52,680)	(105,441)
Proceeds from issuance of common stock	809,268	1,335,954
Dividends paid to common stockholders	(135,926)	(14,924)
Offering costs related to issuance of common stock	(12,418)	(53,801)
Repurchases of common stock	(323,340)	(119,515)
Net cash provided by financing activities	162,802	1,908,199

Total (decrease) increase in cash	11,297	(46,111)
Cash and cash equivalents at beginning of year	20,487	66,598
Cash and cash equivalents at end of year	$31,784	$20,487
Supplemental Disclosure of Cash Flow Information:
Interest paid	$114,101	$120,742
Supplemental Schedule of Noncash Investing and Financing Activities:
Reinvested dividends from common stockholders	$108,810	$60,232
Reinvested dividends from marketable securities	$3,077	$-

The accompanying notes are an integral part of these financial statements.

ELEVATE.MONEY REIT I, INC.

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1. BUSINESS AND ORGANIZATION

Elevate.Money REIT I, Inc., formerly known as, Escalate Wealth REIT I, Inc. (the “Company”), was incorporated on June 22, 2020 under the laws of the State of Maryland. The Company qualified as a real estate investment trust (“REIT”) as of the year ended December 31, 2022, with authority to issue 10,000,000 shares of stock, consisting of 5,000,000 shares of preferred stock, $0.001 par value per share, and 5,000,000 shares of common stock, $0.001 par value share. The minimum initial investment by any investor is 10 shares ($100). The Company was formed to primarily invest, directly, in single tenant retail and commercial properties. The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash dividends and generating capital appreciation.

On July 31, 2020, the Company filed an offering statement with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation A under the Securities Act, also known as “Reg A+” to publicly offer 5,000,000 shares of its common stock for a price equal to $10 per share (the “Offering”). The Company obtained its notice of qualification from the SEC on October 15, 2020. In October 2023, the Company chose not to renew its qualification of its Offering of Common Stock pursuant to Regulation A and the Offering expired in accordance with the provisions of Regulation A.

The Company is externally managed by Elevate.Money, Inc. (its “Advisor”). The Company and its Advisor have engaged Lalutosh Real Estate, LLC (“LRE”), an affiliate of the Advisor, to provide real estate brokerage services. The sole member of LRE is the Advisor, Elevate.Money, Inc. See Note 7 for additional information on the Company’s advisory agreement and real estate services agreement.

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC. The financial statements include all the accounts of the Company. All significant intercompany balances and transactions are eliminated in consolidation.

The financial statements and accompanying notes are the representations of the Company’s management, which is responsible for their integrity and objectivity. In the opinion of the Company’s management, the financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of the financial statements and accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and disclosures. Actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue in accordance with FASB Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”), which includes revenue generated by sales of real estate, rental income and tenant reimbursements for substantial services earned at the Company’s properties. Such revenues are recognized when the services are provided and the performance obligations are satisfied. Tenant reimbursements, consisting of amounts due from tenants for common area maintenance, property taxes and other recoverable costs, are recognized in rental income subsequent to the adoption of Topic 842, as discussed below, in the period the recoverable costs are incurred. Tenant reimbursements, for which the Company pays the associated costs directly to third-party vendors and is reimbursed by the tenants, are recognized and recorded on a gross basis.

The Company accounts for leases (determined to be operating leases) in accordance with FASB ASU No. 2016-02 “Leases (Topic 842)” and the related FASB ASU Nos. 2018-10, 2018-11, 2018-20 and 2019-01, which provide practical expedients, technical corrections and improvements for certain aspects of ASU 2016-02 (collectively “Topic 842”). Topic 842 established a single comprehensive model for entities to use in accounting for leases. Topic 842 applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements are made to conform with revenue recognition guidance, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. Topic 842 impacts the Company’s accounting for leases primarily as a lessor. Topic 842 also impacts the Company’s accounting as a lessee; however, such impact is not considered material.

As a lessor, the Company’s lease with a tenant provides for the lease of a real estate property, as well as common area maintenance, property taxes and other recoverable costs. Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred.

For the years ended December 31, 2023 and 2022, tenant reimbursements included in rental income amounted to $37,843, and $72,983, respectively.

The Company recognizes rental income from a tenant under the operating lease on a straight-line basis, when it is representative of the pattern in which income is earned over the term of the respective lease.

Bad Debts and Allowances for Tenant Rent Receivables

The Company evaluates the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, credit rating, the asset type, and current economic conditions. If the Company’s evaluation of these factors indicates it may not recover the full value of the receivable, it provides an allowance against the portion of the receivable that it estimates may not be recovered. This analysis requires the Company to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected.

The Company’s determination of the adequacy of its allowances for tenant receivables includes a binary assessment of whether or not the amounts due under a tenant’s lease agreement are probable of collection. For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination. In addition, for tenant and deferred rent receivables deemed probable of collection, the Company also may record an allowance under other authoritative GAAP depending upon the Company’s evaluation of the individual receivables, specific credit enhancements, current economic conditions, and other relevant factors. Such allowances are recorded as increases or decreases through rental income in the Company’s statements of operations. No allowance was provided during the years ended December 31, 2023 and 2022.

The Company evaluated rents and other receivables using the current expected credit loss (“CECL”) model to estimate credit losses for financial assets measured at amortized cost and determined that there was no impact on rents and other receivables.

Income Taxes

We were organized and intend to operate so as to qualify for taxation as a REIT under the Internal Revenue Code, as amended. Our qualification and taxation as a REIT depends upon our ability (through historical annual operating results, asset diversification, distribution of our taxable income to stockholders, and diversity of ownership of our common stock) to meet numerous requirements established under highly technical and complex income tax provisions, which are subject to interpretation and change, sometimes with retroactive effect.

If we fail to qualify as a REIT in any fiscal year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless we are entitled to relief under specific statutory provisions, we would also be disqualified as a REIT for four taxable years following the year in which our REIT qualification was lost.

The Company intends, although is not legally obligated, to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of Company’s board of directors, which is directed, in substantial part, by its obligations to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

The REIT must pass these four tests annually in order to retain its special tax status:

1.	Distribution test. The REIT must distribute at least 90 percent of its annual taxable income, excluding capital gains, as dividends to its stockholders.

2.	Assets test. The REIT must have at least 75 percent of its assets invested in real estate, mortgage loans, shares in other REITs, cash, or government securities.

3.	Income test. The REIT must derive at least 75 percent of its gross income from rents, mortgage interest, or gains from the sale of real property. And at least 95 percent must come from these sources, together with dividends, interest and gains on securities sales.

4.	Stockholders test. The REIT must have at least 100 stockholders and must have less than 50 percent of its outstanding shares concentrated in the hands of five or fewer individuals.

As of December 31, 2023, the Company qualified as a REIT by passing the four required tests as listed above and the Company has elected to be treated as a REIT for the 2023 tax year. Test number 4 prevented the REIT from qualification in 2021, but was subsequently met in 2022.

There is no provision for income taxes in the statements of operations since the Company had a taxable loss in 2023 and 2022. The minimum franchise tax of $800 is included in general and administrative expense in 2023 and 2022. The differences between book loss and taxable loss primarily relate to lower deductions for depreciation and deferred financing costs. Consequently, the Company’s tax loss is lower in 2023 than 2022. Given the Company’s loss position, the immaterial net deferred tax assets, and its intent to qualify as a REIT in subsequent periods, the Company has decided to fully reserve its net deferred tax assets.

The Company has concluded that there are no other significant uncertain tax positions requiring recognition in its financial statements. The Company has not been assessed material interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2023 and 2022. As of December 31, 2023, the returns for calendar year 2022 and 2021 remain subject to examination by the IRS.

Other Comprehensive Loss

For the year ended December 31, 2023 and 2022, other comprehensive loss is the same as net loss.

Per Share Data

The Company reports a dual presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted EPS uses the treasury stock method or the if-converted method, where applicable, to compute for the potential dilution that would occur if dilutive securities or commitments to issue common stock were exercised.

Diluted EPS is the same as Basic EPS for the years ended December 31, 2023 and 2022 as the Company had no dilutive securities or commitments issued.

Fair Value Measurements and Disclosures

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an existing price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash and cash equivalents, marketable securities, receivables from tenants, stock subscriptions held in escrow, prepaid expenses and other assets, and accounts payable and accrued liabilities, approximate their fair values due to the short maturities of these items.

Mortgage notes payable: The fair value of the Company’s mortgage notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

Related party transactions: We have concluded that transactions involving related parties cannot be presumed to be carried out on an arm’s length-basis, as the requisite conditions of competitive, free-market dealings may not exist. Therefore, in the opinion of management, the fair value of the related party line of credit cannot be readily estimated, as the transaction is with a related party. Other information about related-party transactions are provided, where applicable, elsewhere in these notes of the financial statements. See Note 8 for additional information.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash is stated at cost, which approximates fair value. The Company’s cash balance may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

Marketable securities

The Company’s marketable securities are with mutual funds classified as trading investments and measured and recognized at fair value on a recurring basis. The valuations of the Company’s marketable securities are based primarily on publicly traded market values in active markets and are classified within Level 1 of the fair value hierarchy. Marketable securities for the years ended December 31, 2023, and 2022 were $78,077 and $0, respectively. The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-ended mutual funds registered with the SEC. These funds are required to publish their daily net asset value (NAV); the net asset value was transacted at the price equal to the fair value of the mutual funds as of December 31, 2023.

Investment in Real Estate

Valuation

The Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under both methods, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. There was one real estate acquisition during the year ended December 31, 2022 and one real estate acquisition during the year ended December 31, 2021, which were both treated as an asset acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized upon purchase of the related asset.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company generally includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods. The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining term of the respective leases or expected useful life.

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated or amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. We anticipate the estimated useful lives of our assets by class to be generally as follows:

•	Building	30-41 years
•	Site improvements	11-11.4 years
•	Tenant improvements and other capitalized costs	Shorter of lease term or expected useful life

Depreciation and amortization expenses for the years ended December 31, 2023 and 2022 were $131,800 and $92,659 respectively.

Impairment of Investment in Real Estate

We regularly monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset.

No impairment charges were recorded for the years ended December 31, 2023 and 2022.

Leasing Costs

We account for leasing costs under Topic 842. Initial direct costs would include only those costs that are incremental to the lease arrangement and would not have been incurred if the lease had not been obtained. We charge to expense internal leasing costs and third-party legal leasing costs as incurred. These expenses are included in general and administrative expense in our statements of operations.

Deferred Financing Costs

Deferred financing costs represent mortgage loan issuance fees, legal fees, and other third-party costs associated with obtaining financing and are presented on the Company’s balance sheet as a direct deduction from the carrying value of the associated mortgage note. These costs are amortized to interest expense over the term of the mortgage loan using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Amortization expense related to deferred financing costs for the years ended December 31, 2023 and 2022 were $21,089 and $28,499, respectively.

Square Footage and Other Measures

Square footage and other measures used to describe real estate investments included in the notes to the financial statements are presented on an unaudited basis.

Recent Accounting Pronouncements

The Company has adopted the CECL accounting standard, which requires the estimation of credit losses over the life of financial assets. The CECL model incorporates historical experience, current conditions and reasonable and supportable forecasts to estimate expected credit losses.

The new adoption did not have significant impact on our financial statements. The Company regularly reviews its allowance for credit losses and adjusts it as necessary to reflect changes in credit risk profiles and economic conditions. Significant changes in the allowance for credit losses will be disclosed in future financial statements.

NOTE 3. INVESTMENT IN REAL ESTATE

Segments

As of December 31, 2023, the Company owned two (2) commercial investment properties which we identify in only one reportable segment.

The following table provides summary information regarding the Company’s real estate portfolio as of December 31, 2023:

Property Tenant	Location	Acquisition Date	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
The Family Dollar Fort Worth Property	Dollar Fort Worth, TX	07/29/2021	Commercial	$2,005,390	$109,001	$(159,875)	$1,954,516
Pops Mart Fuels, LLC	Columbia, SC	07/28/2022	Commercial	1,803,105	160,694	(92,998)	1,870,801
				$3,808,495	$269,695	$(252,873)	$3,825,317

Acquisitions

Year ended December 31, 2022

On July 28, 2022, the Company acquired a property containing a Shell branded fuel station and convenience store near Columbia, South Carolina (the “Shell Columbia Property”). The purchase price for the Shell Columbia Property was $1,908,000, plus closing costs. The Company financed the purchase price with capital raised from its Regulation A offering, a personal loan from the former Chief Executive Officer of the Company and the current CEO of the Company’s Advisor, Mr. Hofer, of $185,000, and a short term secured bridge loan from Dew Claw, LLC, a Nevada limited liability company, in the amount of $1,360,000, which the Company replaced with a permanent loan, as discussed below. The purchase price was allocated as follows:

Property and Location	Acquisition Date	Land	Buildings and Improvements	Equipment	Tenant Origination and Absorption Costs	Above-Market Lease Intangibles	Acquisition Price
South Carolina Shell Property	07/28/2022	$476,229	$1,326,876	$-	$160,695	$-	$1,963,800

Year ended December 31, 2021

On July 29, 2021, the Company acquired a real estate property consisting of one building located on one parcel of land with an aggregate net rentable space of approximately 8,320 square feet located in Fort Worth, Texas (the “Family Dollar Fort Worth Property”). The contractual purchase price of the Family Dollar Fort Worth Property was $2,000,000 plus closing costs. The Company funded the purchase of the Family Dollar Fort Worth Property with proceeds from sales of common stock, and a $1,340,000 mortgage secured by such property, and a draw on the Company’s unsecured line of credit from its Advisor, as discussed below. The purchase price was allocated as follows:

Property and Location	Acquisition Date	Land	Buildings and Improvements	Equipment	Tenant Origination and Absorption Costs	Above-Market Lease Intangibles	Acquisition Price
The Family Dollar Forth Worth Property	07/29/2021	$749,359	$1,256,031	$-	$109,000	$-	$2,114,390

NOTE 4. OPERATING LEASES

The Family Dollar Fort Worth Property lease is guaranteed by Dollar Tree, Inc., the parent entity of the tenant, and has a term that expires June 30, 2026, with four 5-year options for renewal. The aggregate annual base rent under the lease will initially be $140,036.

The Company executed an absolute triple net lease with Pops Mart Fuels, LLC with respect to the South Carolina Shell Property, that expires on July 31, 2042 which includes a 1.5% annual rent increase and four 5-year options for renewal. The aggregate annual base rent under the lease will initially be $116,668.

During the year ended December 31, 2023, the Company recognized deferred rent from tenants of $14,669. As of December 31, 2023, the cumulative deferred rent balance was $20,781 and is included in rents and other receivables on the accompanying balance sheets.

As of December 31, 2023, the future minimum rental income from the Company’s properties under its non-cancelable operating leases was as follows:

2024	$259,194
2025	260,982
2026	192,778
2027	124,601
2028	126,470
Thereafter	1,917,849
$2,881,874

Revenue Concentration

The Company’s revenue from the Family Dollar Fort Worth Property represented 61% and 71% of total revenues for the years ended December 31, 2023 and 2022, respectively. The Company’s revenue from the Shell Columbia Property represented 39% and 29% of total revenues for the years ended December 31, 2023 and 2022, respectively.

Asset Concentration

The Company’s asset concentration (greater than 10% of total assets) from the Family Dollar Fort Worth Property represented 48% of total assets and from the Shell Columbia Property represented 46% of total assets as of December 31, 2023.

The Company’s asset concentration (greater than 10% of total assets) from the Family Dollar Fort Worth Property represented 50% of total assets as of December 31, 2022.

NOTE 5. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not started operations and is funded by an external Advisor as needed.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 6. MORTGAGE NOTES PAYABLE

As of December 31, 2023 and 2022, the Company's Mortgage notes payable consisted of the following:

Collateral	Book Value as of December 31, 2023	Book Value as of December 31, 2022	Contractual Interest Rate	Effective Interest Rate	Loan Maturity
Family Dollar Fort Worth Property	1,151,889	1,181,192	(1)	(1)	04/01/2032
Shell Columbia Property	1,214,857	1,238,234	5.5%	5.5%	11/18/2027
Total Mortgage notes principal payable	2,366,746	2,419,426
Less deferred financing cost, net	(77,940)	(99,029)
Mortgage note payable, net	$2,288,806	$2,320,397

(1) 10-year term, bears interest initially at 3.95% fixed for five years, amortizes over 25 years and after the initial 5 years the interest rate becomes variable, based on a specified index.

On July 29, 2021, the Company obtained a $1,340,000 mortgage loan from Dew Claw, LLC, an unaffiliated lender, to partially finance its purchase of the Family Dollar Fort Worth Property. The loan was due on August 1, 2022, with one 6-month extension. The loan had an annual fixed interest rate of 8%, with interest only payments at 7% until maturity, payable monthly, and was guaranteed by the former Chief Executive Officer of the Company and the current CEO of the Company’s Advisor, Harold Hofer. In April 2022, the Company refinanced the loan with a new $1,200,000 loan originated by Pacific Premier Bank, an unaffiliated commercial lender. The new mortgage is secured by the Family Dollar Fort Worth Property, has a 10-year term, bears interest initially at 3.95% fixed for five years, amortizes over 25 years and after the initial 5 years the interest rate becomes variable, based on a specified index, and has the option to be prepaid by the borrower after the initial 5 year period without a prepayment penalty as stated in the loan agreement. The loan is also personally guaranteed by Mr. Hofer.

On July 21, 2022, in connection with the Shell Columbia Property, the Company through, a wholly-owned special purpose entity formed solely for purposes of purchasing the Shell Columbia Property, indirectly entered into a twelve month secured bridge loan from Dew Claw, LLC in the amount of $1,360,000. The bridge loan had a fixed interest rate of 7.0% per annum, and had an exit fee equal to 0.125% of the loan balance for each month that the bridge loan was outstanding. Effective November 18, 2022, the Company, through the special purpose entity, refinanced the bridge loan associated with the Shell Columbia Property with a five-year term loan from Truliant Federal Credit Union, an unaffiliated commercial lender, in the amount of $1,240,000 (the “Term Loan”). The Term Loan, which is guaranteed by Mr. Hofer, bears interest at a fixed rate of 5.5% per annum, payable monthly, with a 25 year amortization schedule.

The following is a schedule of maturities, including principal amortization payments, for all notes payable outstanding as of December 31, 2023:

2024	$34,079
2025	34,079
2026	34,079
2027	1,156,572
2028	30,474
Thereafter	999,523
$2,288,806

NOTE 7. UNSECURED LINE OF CREDIT – RELATED PARTY

As of December 31, 2023, the Company had a revolving unsecured line of credit facility the (“Line of Credit”) with its Advisor to fund real property acquisitions. Originated in March 2021, the Advisor had waived its rights to interest under the Line of Credit through December 31, 2023. The Line of Credit allows for a maximum principal balance of $1,000,000 and bears interest at 6%. The maturity date of the revolving line was extended from its original maturity to March 11, 2024 and terminated thereafter.

During 2022, the Company drew another $403,000 on the Line of Credit to fund expenses associated with the acquisition of the South Carolina Shell Property and REIT marketing and administrative expenses and repaid $616,500, leaving a balance at December 31, 2022 of $122,102.

During 2023, the Company repaid $122,102, leaving a balance of $0.

NOTE 8. STOCKHOLDERS’ EQUITY

The Company was selling its shares through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A+” over the Elevate.Money internet platform. The minimum initial investment by an investor was 10 shares at a purchase price of $10 per share ($100). Pursuant to the offering statement for the Company’s Regulation A Offering, 4,350,000 shares were being offered through the primary offering and 500,000 shares are being offered through the Company’s dividend reinvestment plan. The Company reserved the right to reallocate the shares of common stock it is offering between the Offering and its dividend reinvestment plan. In October 2023, the Company chose not to renew its qualification of its Offering of Common Stock pursuant to Regulation A and the Offering expired in accordance with the provisions of Regulation A.

As of December 31, 2023 and 2022, the Advisor owned 115.68 and 108.40 shares of the Company’s common stock, respectively. For the years ended December 31, 2023 and 2022, the Advisor received dividends per the Company’s dividend reinvestment plans in the amount of 7.28 and 6.79 common shares, respectively. The Company’s executive officers and board members, and their affiliates, and its Advisor and its affiliates, may purchase shares of common stock at the same price and terms as other investors.

The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

Common Stock - Voting Rights

The stockholders will be entitled to one vote for each share. The stockholders are entitled to vote on certain matters, including, but not limited to, the following: (i) the amendment or modification of the articles of incorporation, (ii) the amendment or repeal of the bylaws, (iii) the removal of a director, and (iv) termination of our status as a REIT (after we have qualified for REIT status). The stockholders do not have cumulative voting rights in the election of directors.

Preferred Stock

The Board of Directors authorized the Company to issue up to 5,000,000 shares of preferred stock in one or more classes or without approval of its common stockholders. The Company’s Board of Directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The Company’s Board of Directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of its Board of Directors, who do not have an interest in the transaction, must approve any issuance of preferred stock. The Company’s Board of Directors is authorized by its charter to consult with Company counsel or independent counsel at the Company’s expense before deciding whether to approve the issuance of preferred stock.

Dividends

The Company paid dividends based on daily record dates for the period January 1, 2023 through December 31, 2023 at a rate of $0.001780822 per share per day on the outstanding shares of the Company’s common stock, which the Company aggregates and pays on a monthly basis on the 10th day following the end of each month. Dividends are paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s dividend reinvestment plans, as discussed below. The daily dividend rate of $0.001780822 per share of common stock reflects an annualized dividend rate of $0.65 per share, or 6.5% based upon the Company’s current share price of $10 per share. While the Company’s Board of Directors is under no obligation to do so, the annualized basis return assumes that the Board of Directors will declare dividends in the future similar to the dividends disclosed herein. The Company’s Board of Directors has suspended dividends, effective February 1, 2024, for the foreseeable future.

Ownership, Transfer Limitations, and Reporting Requirements

So long as the Company qualifies as a REIT, and except as otherwise provided in the Company’s charter, no person (as defined in the articles of incorporation) may own in excess of 9.8% of the outstanding shares. The articles of incorporation contains various restrictions on the investors’ ability to transfer shares. These restrictions are necessary to ensure that the Company remains qualified as a REIT once elected. For instance, the investor will not be able to transfer shares if, after giving effect to the transfer, the Company would have fewer than 100 stockholders. Additionally, the investor cannot transfer shares if, after giving effect to the transfer, the Company would fail to qualify as a REIT by reason of being closely held. Additionally, should the investor own more than 5% of outstanding shares, or any lesser percentage as determined by the directors, the investor will be required to provide to the Company certain information concerning the ownership of shares.

No Preemptive Rights

Investors do not have any preemptive rights or any other preferential right of subscription for the purchase of any shares of any class or series or for the purchase of any securities convertible into shares of any class or series.

Dividend Reinvestment Plan

The Company has adopted a dividend reinvestment plan pursuant to which its common stockholders may elect to have all or a portion of their dividends reinvested in additional shares of our common stock in lieu of receiving cash dividends. No selling commissions or dealer manager fees will be paid on shares sold under the dividend reinvestment plan. Participants in the dividend reinvestment plan will acquire common stock at a price per share equal to $10 per share or, when determined by the Board of Directors, the most recently published net asset value, or “NAV,” per share. The Company may amend, suspend or terminate the dividend reinvestment plan for any reason at any time upon ten days’ notice to the participants. The Dividend Reinvestment Plan was automatically suspended when the Company’s Board of Directors suspended further dividends effective February 1, 2024.

Share Repurchase Program

The Company’s shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and it currently does not intend to list its shares. In order to provide its stockholders with some liquidity, it had adopted a share repurchase program that may enable them to sell their shares of common stock to the Company in limited circumstances. Stockholders had the ability to present for repurchase all or a portion of their shares to the Company in accordance with the procedures outlined in the share repurchase program, as described in greater detail in the Company’s Offering Circular dated August 19, 2022 and supplemented on November 23, 2022.

Effective January 1, 2023, shares repurchased pursuant to the Share Repurchase Program would be repurchased by the Company at a 1% discount if such shares are submitted for repurchase within the first twelve months after such shares are initially purchased. Such discount is intended to reimburse the Company for fees incurred with the initial sale of the shares. No discount would be applied after the first year of ownership. At any time the Company is engaged in an offering of shares, the price at which the Company would repurchase shares would never be greater than the applicable per-share offering price.

Our board of directors had the authority to change terms of or suspend our share repurchase program at any time following notice to our stockholders. For the years ended December 31, 2023 and 2022, the Company repurchased 32,334 and 11,952 shares for an aggregated purchase price of $323,340 and $119,515, respectively.

On November 17, 2023, the Company filed a Current Report on Form 1-U with the SEC in which we announced that effective on November 17, 2023, the Company’s Board of Directors paused the repurchase of the Company’s common stock.

Offering Sales Commissions and Fees

The Company initially sold shares of common stock to investors through North Capital Private Securities Corporation (“North Capital”), a registered broker-dealer, utilizing the Company’s online platform. In January 2022, the Company engaged the Dalmore Group, (“Dalmore”) to be the registered broker-dealer with North Capital continuing to provide escrow and technical services. As compensation for their services, the Company is obligated to pay to Dalmore Group the following fees in connection with the Company’s Offering pursuant to Regulation A:

a.	a fee equal to one percent (1%) on the aggregate amount raised by the Company up to the first $5,000,000 of Company’s monthly REIT shares sold, then a fee equal to seventy-five one-hundredths (0.75%) for the next $2,500,000 of Company’s monthly REIT shares sold, then a fee equal to fifty one-hundredths (0.50%) for the next $2,500,000 of Company’s monthly REIT shares sold, then a fee equal to twenty-five one-hundredths (0.25%) for any additional monthly REIT shares sold (collectively, the “Offering Fee”). The Company authorizes Dalmore Group to deduct the Offering Fee directly from the Company’s third-party escrow or payment account.

b.	a one-time expense fee of five thousand ($5,000) for out-of-pocket expenses incurred by Dalmore Group (the “Expense Fee”). The Expense Fee was due and payable upon execution of the brokerage agreement. The Expense Fee covers expenses anticipated to be incurred by the firm such as FINRA filings and any other expenses incurred by Dalmore Group in connection with the Offering.

c.	A one-time consulting fee of twenty thousand ($20,000) (the “Consulting Fee”), due and payable within five (5) days of receipt of a No Objection Letter from FINRA.

As described above, in October 2023, the Company chose not to renew its qualification of its Offering of Common Stock pursuant to Regulation A and the Offering expired in accordance with the provisions of Regulation A.

NOTE 9. OTHER RELATED PARTY TRANSACTIONS

Shital Patel, the Company’s Chief Financial Officer, is engaged as a consultant to our Advisor. Harold Hofer, the Company’s Acting Interim Chief Executive Officer also simultaneously served as an officer of the Company’s Advisor while serving as Acting Interim Chief Executive Officer from September 18, 2023 to December 15, 2023, and most recently again commencing on March 15, 2024.

Reimbursements, Fees and Subordinated Participation Fee

The Advisor and LRE, at their sole election, may waive and/or defer reimbursements and fees otherwise due to them. A waiver or deferral of any fees or reimbursements may increase the cash available to make dividends to the Company’s stockholders. However, deferral of such fees or reimbursements will also create a corresponding liability for the deferred payments which will reduce NAV for the period. During the year ended December 31, 2023, the Company owed the Advisor reimbursements totaling $200,011 which included audit fees, SEC report filing costs, tax return fees and other administrative expenses. Such reimbursements were accrued and not paid during the year ended December 31, 2023. During the year ended December 31, 2022, $172,233 were accrued for such expenses.

Reimbursement of Organization and Offering

The Company will reimburse its Advisor actual organizational and offering expenses on a monthly basis with aggregate reimbursements not to exceed 3% of gross offering proceeds from the sale of its common stock, including dividend reinvestment proceeds but excluding upfront and deferred selling commissions and fees. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) amounts to reimburse the Company’s Advisor and its affiliates for all marketing related and expenses; and (ii) facilities and technology costs, insurance expenses and other costs and expenses associated with the Offering and marketing of the Company’s common stock.

During the year ended December 31, 2022, the Company accrued $36,060 of organization and offering expenses to its Advisor. During the year ended December 31, 2023 the Company accrued $49,016 of organization and offering expenses. The company accrued a total of $200,011 with respect to reimbursements owed to Advisor for that period.

Acquisition Fee

For each acquisition, the Company will pay LRE 3% of the cost of the investment, provided however that, the total of acquisition fees payable to LRE and acquisition expenses will not exceed 6.0% of the cost of the investment in any property. During 2021, LRE was paid a $60,000 fee in connection with the acquisition of the Family Dollar Fort Worth property which was capitalized and included in the purchase price allocation. During 2022, the Company paid $40,000 in connection with the acquisition of the South Carolina Shell Property. The balance of the acquisition fee owed from the Company to the REIT was waived in 2022. A majority of the directors, not otherwise interested in the transaction, may approve fees in excess of the fee limits, if they determine the transaction to be commercially competitive, fair and reasonable to the Company. No fees were paid in excess of these limits in during the years ended December 31, 2023 and 2022.

REIT Management Fee

The Company will pay its Advisor a management fee of 0.04167% of total investment value of the assets monthly for managing the Company. For the years ended December 31, 2023 and 2022, the Company paid its Advisor $19,542 and $13,975 respectively, for such management fees. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of all our assets as of the end of the previous month, including assets invested, directly or indirectly, in properties, before depreciation or bad debts or other similar non-cash items.

Asset Management Fee

The Company will pay LRE a management fee of 0.04167% of total investment value of the assets monthly for managing the Company’s assets. For the years ended December 31, 2023 and 2022, the Company paid LRE $19,542 and $13,975, respectively. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of all our assets as of the end of the previous month, including assets invested, directly or indirectly, in properties, before depreciation or bad debts or other similar non-cash items.

Financing Coordination Fee

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if LRE provides services in connection with the post-acquisition financing or refinancing of any debt that the Company obtains relative to properties or the REIT, the Company will pay LRE a financing coordination fee equal to 1% of the amount of such financing. For the years ended December 31, 2023 and 2022, the Company paid $0 and $15,142, respectively.

Disposition Fee

For substantial assistance in connection with the sale of properties or other investments, the Company will pay LRE 3% of the contract sales price of each property or other investment sold by its Advisor or its affiliates. The disposition fees paid to LRE and unaffiliated third parties may not exceed 6% of the contract sales price. No such fees were paid during the years ended December 31, 2023 and 2022 respectively.

Subordinated Participation Fee

The Company will pay LRE a subordinated participation fee in each year that the Company’s stockholders have achieved at least a 6% cumulative, non-compounded return consisting of (i) cumulative dividends received plus (ii) capital appreciation on their shares measured by their purchase price for the shares and any increase in that amount as determined by the annual NAV calculation. The subordinated participation fee payable to LRE will be equal to 15% of any excess of (i) plus (ii) (from the prior sentence) after the Company’s stockholders have achieved the 6% preferred cumulative, non-compounded return. The subordinated participation fee will be paid annually, if it is due, based upon the highest prior NAV per share (but not less than the initial $10 per share offering price). The subordinated participation fee will be paid by January 31 of the subsequent year and may be paid in cash or in shares of our common stock based upon the then-current NAV per share. Accordingly, LRE is eligible to receive the first payment of the subordinated participation fee in the year when the foregoing calculation is made, if the conditions precedent for payment of the fee are satisfied.

There was no calculation of NAV during 2023 or 2022. As a result, no subordinated participation fees were paid or payable to LRE in either the years ended December 31, 2023 and 2022.

Liquidation Fee

The Company will pay LRE a liquidation fee calculated from the value per share resulting from a liquidation event, including, but not limited to, a sale of all of the properties, a public listing, or a merger with a public or non-public company. Such liquidation fee will be equal to 15.0% of the increase in the resultant value per share as compared to the highest prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date. The liquidation fee will be subordinated to payment to stockholders of the preferred return, pro-rated for the year in which the liquidation event occurs. No such fees were paid during the years ended December 31, 2023 and 2022.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Redemption of Common Stock

The Company had a share repurchase program that enables stockholders to sell their common stock to the Company in limited circumstances. As of December 31, 2023 and 2022, the Company's share repurchases payable were $0 and $0, respectively, which were included in accounts payable and accrued liabilities in the accompanying balance sheet.

The Company, through its Board of Directors, had the discretion to repurchase fewer shares than had been requested to be repurchased in a particular month or quarter, or to repurchase no shares at all, in the event that it lacked readily available funds to do so due to market conditions beyond the Company’s control, its need to maintain liquidity for its operations or because the Company determined that investing in real property or other investments was a better use of its capital than repurchasing its shares.

On November 17, 2023, the Company filed a Current Report on Form 1-U with the SEC in which we announced that effective on November 17, 2023, our Board of Directors paused the repurchase of the Company’s common stock.

Legal Matters

From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 25, 2024. Significant subsequent events are described below:

Dividends

Subsequent to December 31, 2023, the Company paid its common stockholders dividends of approximately $25,120.70 in cash or in shares of Common Stock pursuant to the Company’s dividend reinvestment program, for the quarter ended March 31, 2024, which were declared by the Company’s board of directors on December 28, 2023. The Company has suspended dividends effective February 1, 2024.

ITEM 8. EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 31, 2020)
2.2*	Articles of Amendment (incorporated by reference to Exhibit 2.1A filed with the Company’s Post-Qualification Amended Offering Statement on Form 1-A/A filed on July 15, 2021)
2.3*	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Amended Offering Statement on Form 1-A/A, filed on September 24, 2020)
2.4*	Amendment No. 1-Bylaws (incorporated by reference to Exhibit 2.2A to the Company’s Post-Qualification Amended Offering Statement on Form 1-A/A, filed on July 15, 2021)
3.1*	Distribution Reinvestment Plan (incorporated by reference to Appendix B to the Company's Post-Qualification Amended Offering Statement on Form 1-A/A filed July 27, 2021)
4.1*	Form of Investment Form and Subscription Agreement (incorporated by reference to Appendix A to the Company’s Post-Qualification Amended Offering Statement on Form 1-A/A filed July 27, 2021)
6.1*	Dealer Manager Agreement, dated August 17, 2020, by and among Escalate Wealth REIT I, Inc. and North Capital Private Securities Corporation (incorporated by reference to Exhibit 1.1 to the Company’s Offering Statement on Form 1-A/A, filed on September 1, 2020)
6.2*	Amendment No. 1 to Dealer Manager Agreement, dated October 7, 2020, by and among Escalate Wealth REIT I, Inc. and North Capital Private Securities Corporation (incorporated by reference to Exhibit 1.2 to the Company’s Amended Offering Statement on Form 1-A/A, filed on October 8, 2020)
6.3*	Broker-Dealer Agreement, dated December 2, 2021, by and between Elevate.Money REIT 1 and Dalmore Group, LLC. (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U, filed on December 29, 2021)
6.4*	Amended and Restated Advisory Agreement, dated October 8, 2020, by and among Escalate Wealth REIT I, Inc. and Escalate Wealth, LLC (incorporated by reference to Exhibit 6.1 to the Company’s Amended Offering Statement on Form 1-A/A, filed on October 8, 2020)
6.5*	Amended and Restated Real Estate Services Agreement, dated August 31, 2020 by and among Escalate Wealth REIT I, Inc.; Escalate Wealth, LLC and Lalutosh Real Estate, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A/A, filed on September 1, 2020)
6.6*	Line of Credit Agreement with Elevate Wealth, LLC (incorporated by reference to Exhibit 6.5 of the Company’s Annual Report on Form 1-K, filed on July 15, 2021)
6.7*	Amendment No. 1 to Line of Credit Promissory Note, dated effective March 10, 2022 (incorporated by reference to Exhibit 6.5 of the Annual Report on Form 1-K filed May 2, 2022)
6.8*	Amendment No. 2 to Line of Credit Promissory Note, dated effective March 10, 2023 (incorporated by reference to Exhibit 6.8 to the Annual Report on Form 1-K filed May 2, 2023)
6.9*	Business Loan Agreement, dated March 14, 2022, by and between Escalate.Money REIT I, LLC and Pacific Premier Bank (incorporated by reference to Exhibit 6.6 to the Annual Report on Form 1-K filed May 2, 2022)
6.10*	Mortgage, Assignment of Leases and Rents, Fixture Filing, and Security Agreement, dated July 28, 2022, by and among 2EM St. Andrews Rd SC, LLC and Dew Claw, LLC (incorporated by reference to Exhibit 6.9 to the Post-Qualification Amended Offering Statement filed on Form 1-A/A on August 11, 2022)

6.11*	Business Loan Agreement, dated November 18, 2022, by and between 2EM ST ANDREWS RD LLC and Truliant Federal Credit Union. (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed November 23, 2022)
6.12*	Commercial Sales Contract, dated June 10, 2022, by and between Pops Mart Fuels, LLC and Elevate.Money REIT I, Inc. (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed July 19, 2022)
6.13*	Short form Lease, dated February 9, 2010, by and between FD Development of Fort Worth, LLC and Family Dollar Stores of Texas, LLC (incorporated by reference to the Annual Report on Form 1-K filed May 2, 2023)
6.14*	Form of Indemnification Agreement (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed September 22, 2022)
8.1*	Form of Escrow Agreement for Securities Offering, dated March 24, 2021, by and between Escalate Wealth REIT I, Inc. and North Capital Private Securities Corporation (incorporated by reference to Exhibit 1.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2021)
99.1*	Conflicts Committee Charter (incorporated by reference to Exhibit 6.1 to the Annual Report on Form 1-K filed July 15, 2021).

*    Previously filed.

Index of Exhibits

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ Harold Hofer
Harold Hofer
Acting Interim Chief Executive Officer
June 25, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Harold Hofer	Acting Interim Chief Executive Officer	June 25, 2024
(principal executive officer)

/s/ Shital Patel	Chief Financial Officer	June 25, 2024
Shital Patel	(principal financial officer, and principal accounting officer)

/s/ Vipe Desai	Independent Director	June 25, 2024
Vipe Desai

/s/ Jeffrey Cyr	Independent Director	June 25, 2024
Jeffrey Cyr

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